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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2
                                                          File No. ____________

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     To be filled Annually Prior to March 1

                        LIGHTNING PIPELINE COMPANY, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Lightning Pipeline Company, Inc. (the "Lightning"), is an Ohio corporation headquartered in Mentor, Ohio and serves as a holding company for its wholly-owned subsidiary Orwell Natural Gas Company ("Orwell"), an Ohio corporation and natural gas public utility company organized in the State of Ohio with its principle place of business in Orwell, Ohio.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     Lightning owns all of the capital stock of Orwell. Lightning does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

Orwell owns approximately 155 miles of natural gas distribution pipeline and related compressors, regulators, metering stations, pipeline easements and rights of way, and real and personal property used or useful in Orwell's natural gas distribution business, all of which is located within the State of Ohio. Orwell does not own any other properties used for the

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generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Lightning:       None.

          Orwell:          409.006.8 Mcf. sold
                           -0- Mcf. transported

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          Lightning:       None.

          Orwell:          None.

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          Lightning:       None.

          Orwell:          None.

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          Lightning:       None.

          Orwell:          None.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          N/A

                                        2


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     (b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          N/A

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          N/A

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period. N/A (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          N/A

                                    EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Attached.

                                    EXHIBIT B

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     N/A

                                        3

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     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of August, 2004.

                                          LIGHTNING PIPELINE COMPANY, INC



                                          By  /s/ Stephen G. Rigo
                                              -------------------
                                          Name: Stephen G. Rigo
                                          Title: President

     Name, title, and address of person to whom notices and correspondence concerning this statement should be addressed:

     William J. Harmon or Michael G. Strohmeier, Jones Day, 77 W. Wacker, Chicago, Illinois 60601-1692, Telephone: (312) 782-3939, Facsimile: (312) 782-8585, Counsel for Lightning Pipeline Company, Inc.

                                        4

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                                                                       EXHIBIT A

                    LIGHTNING PIPELINE COMPANY CONSOLIDATING
                          FINANCIAL STATEMENTS 12/31/03



                                            ORWELL NAT GAS     LPC, INC.   ELIMINATIONS    CONSOLIDATED
                                            --------------   -----------   ------------    ------------

Cash                                          $     1,870    $      --      $      --      $     1,870
Accounts Receivable                               793,312              0              0        793,312
Less: Allowance for Bad Debts                     (25,000)             0              0        (25,000)
Inventories                                       392,265              0              0        392,265
Prepaid Expenses                                    6,983              0              0          6,983
Other receivables                                 681,242              0       (681,242)             0
                                              -----------    -----------    -----------    -----------
        Current Assets                          1,850,672              0       (681,242)     1,169,430

Depreciable Assets                              5,701,980              0              0      5,701,980
Accum Deprec                                   (2,443,548)             0              0     (2,443,548)
                                              -----------    -----------    -----------    -----------
        Net Property and Equipment              3,258,432              0              0      3,258,432

Investment - Orwell Nat Gas                             0      1,559,207     (1,559,207)             0
Intangible assets - cost                           66,666            850              0         67,516
Less accum amortization                           (44,004)          (269)             0        (44,273)
Notes receivable - ONG                            106,368              0       (101,257)         5,111
Goodwill                                                       2,542,264                     2,542,264
Deposit                                             1,000              0              0          1,000
                                              -----------    -----------    -----------    -----------
        Other Assets                              130,030      4,102,052     (1,660,464)     2,571,618

        Total Assets                          $ 5,239,134    $ 4,102,052    $(2,341,706)   $ 6,999,480
                                              ===========    ===========    ===========    ===========


Accounts payable                              $ 1,261,620    $      --      $      --      $ 1,261,620
Accounts payable - ONG                            101,257              0       (101,257)             0
Current portion of notes                          462,694              0              0        462,694
Customer deposits                                  16,625              0              0         16,625
Accrued Payroll & Taxes                             7,079              0              0          7,079
Accrued Gross Receipts Tax                        201,073              0              0        201,073
Accrued State & Local Tax                          62,523              0              0         62,523
Accrued Interest                                    4,457         49,560              0         54,017
                                              -----------    -----------    -----------    -----------
        Current Liabilities                     2,117,328         49,560       (101,257)     2,065,631

Curr portion of Def Comp arrangement               34,947              0              0         34,947


Long-term debt                                  1,324,955      1,500,000              0      2,824,955
Loan from shareholder                                   0      2,460,932       (681,242)     1,779,690
Long-term portion of def comp                     202,697              0              0        202,697
                                              -----------    -----------    -----------    -----------
        Long Tem Debt                           1,527,652      3,960,932       (681,242)     4,807,342

Capital Stock                                     467,667          1,250       (467,667)         1,250
Additional Paid-in-Capital                      1,183,435              0     (1,183,435)             0
Retained Earnings LPC                                           (152,767)                     (152,767)
Retained Earnings ONG                             (91,895)       243,077         91,895        243,077
                                              -----------    -----------    -----------    -----------
        Stockholders Equity                     1,559,207         91,560     (1,559,207)        91,560

        Total Liabilities and Stockholders'   $ 5,239,134    $ 4,102,052    $(2,341,706)   $ 6,999,480
        Equity
                                              ===========    ===========    ===========    ===========





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LIGHTNING PIPELINE COMPANY, INC.
CONSOLIDATING SCHEDULES - BOOK BASIS
DECEMBER 31, 2003


                                                             ORWELL NAT GAS    LPC, INC.     RECLASS    ELIMINATIONS  CONSOLIDATED
                                                             ---------------------------------------------------------------------
UTILITY REVENUE
  Gas Sales                                                  $ 3,999,157    $        --      $      --     $      --   $ 3,999,157
  Cost of Gas                                                  2,452,942              0              0             0     2,452,942
                                                             ---------------------------------------------------------------------
                                GROSS PROFIT FROM GAS SALES    1,546,215              0              0             0     1,546,215

OTHER OPERATING REVENUE                                          441,635              0              0             0       441,635
                                                             ---------------------------------------------------------------------
                                    TOTAL OPERATING REVENUE    1,987,850              0              0             0     1,987,850

OPERATING EXPENSES
  Field Labor                                                    191,801              0              0             0       191,801
  Operating Supplies                                              65,445              0              0             0        65,445
  Depreciation                                                   169,578              0              0             0       169,578
  State & Local Taxes                                             70,576              0              0             0        70,576
  Salaries                                                       220,737              0              0             0       220,737
  Gross Receipts Tax                                             201,073              0              0             0       201,073
  Hospitalization                                                 29,931              0              0             0        29,931
  Retirement Plan                                                  3,931              0              0             0         3,931
  Education                                                        5,594              0              0             0         5,594
  Professional Fees                                               57,613          2,400              0             0        60,013
  Management Fees                                                202,881              0              0             0       202,881
  Vehicle Expense                                                 41,741              0              0             0        41,741
  Payroll Taxes                                                   34,401              0              0             0        34,401
  Insurance                                                       35,586              0              0             0        35,586
  Amortization                                                     6,165            170              0             0         6,335
  Rent Expense                                                    49,800              0              0             0        49,800
  Office Expense                                                  48,775              0              0             0        48,775
  Telephone                                                       27,329              0              0             0        27,329
  Repairs & Maintenance                                           78,736              0              0             0        78,736
  Utilities                                                       11,526              0              0             0        11,526
  Dues & Subscriptions                                            12,692              0              0             0        12,692
  Advertising                                                     18,709              0              0             0        18,709
  Miscellaneous                                                   19,998              0              0             0        19,998
  Bad Debts                                                       33,433              0              0             0        33,433
  Contributions                                                    1,156              0              0             0         1,156
  Licenses & Permits                                              10,387              0              0             0        10,387
  Equipment Rental                                                 8,193              0              0             0         8,193
  Consulting Fee                                                  12,732              0              0             0        12,732
  Meter Reading                                                   25,985              0              0             0        25,985
                                                             ---------------------------------------------------------------------
                                   TOTAL OPERATING EXPENSES    1,696,504          2,570              0             0     1,699,074
                                     INCOME FROM OPERATIONS      291,346         (2,570)             0             0       288,776

OTHER INCOME (EXPENSE)
  Interest Expense - Operating                                   (54,231)             0              0             0       (54,231)
  Interest Expense - Investment                                        0        (83,358)             0             0       (83,358)
  Deferred Compensation                                          (19,901)             0              0             0       (19,901)
  Interest Earned                                                 65,635              0              0             0        65,635
  Gain on Sale of Assets                                           2,049              0              0             0         2,049
                                                             ---------------------------------------------------------------------
                                 TOTAL OTHER INCOME(EXPENSE)      (6,448)       (83,358)             0             0       (89,806)
                                                             ---------------------------------------------------------------------
                                           NET INCOME (LOSS) $   284,898    $   (85,928)   $      --     $      --     $   198,970
